Exhibit 99.3

NICE Recognized as the Worldwide Leader in Workforce Management by Analyst
Firm DMG Consulting, for the Fourth Year in a Row

NICE IEX Workforce Management ranks first in market share with highest number of seats and customers

RA’ANANA, ISRAEL, July 20, 2011 - NICE Systems (NASDAQ: NICE),announced today that it has been named the worldwide leader in the workforce management (WFM) market, with an estimated 22.5 percent market share, based on the number of seats, in the 2011-2012 edition of  “Contact Center Workforce Management Market Report” by DMG Consulting LLC, a leading analyst firm. This is the fourth consecutive year in which NICE ranks first in DMG’s WFM report. DMG’s annual Contact Center Workforce Management Market Report, which covers eight vendors, is based on full-year 2010 market performance.

This follows the recent announcement that NICE came in the number one position, leading the Contact Center Workforce Optimization market with a 36.4% market share, according to the “2011 Quality Management/Liability Recording (Workforce Optimization) Market Share Report,” also published by DMG.

According to DMG Consulting President, Donna Fluss, “2010 was a very exciting year for the workforce management market and 2011 is expected to deliver even greater innovation. The growth of multi-channel contact centers and increasing demand for blended inbound/outbound environments is driving the need for more advanced and flexible WFM solutions. The vendors are responding with improved capabilities.”

“We are pleased to be recognized once again as the workforce management market leader,” said Debbie May, president of the NICE IEX Workforce Management Group. “Our clear leadership position constitutes further validation of our vision to help contact centers and back office environments address real-world business challenges by developing solutions designed to improve planning, enhance performance, streamline tasks and integrate data.”

“Through our broad customer base, we see the market need for multi-channel contact centers, and effective management of multiple agent skills, in complex multi-site, multi-channel environments. We also see the need for optimizing the performance of the workforce through more accurate forecasting and planning and more effective scheduling. These needs among others, are driving our roadmap and vision,” Ms. May added.

The NICE Enterprise offering addresses the needs of customer-centric businesses with intent-based solutions. Driven by real-time, cross-channel analytics, NICE provides solutions for increasing revenue, enhancing customer experience, improving regulatory compliance, and optimizing contact center and back office operations. NICE Enterprise solutions are implemented by contact centers of all sizes, branches, trading floors and back offices.

About NICE Systems
NICE Systems (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media
Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448
Investors
Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

 Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Ms. May, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.  The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.